SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-29083

                      Three Rivers Bancorp
                            401K Plan
                    (Full title of the plan)

                    Three Rivers Bancorp, Inc.
                    2681 Mosside Boulevard
                      Monroeville, PA  15146
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (412) 666-8063

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                    Three Rivers Bancorp, Inc.
                    2681 Mosside Boulevard
                    Monroeville, PA  15146

                    Attention:  Anthony Eramo

                         With a copy to:

                     Wesley R. Kelso, Esquire
                     Stevens & Lee
                     25 North Queen Street
                     Suite 602
                     Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company, LLP.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2001.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company, LLP.



                THREE RIVERS BANCORP 401(k) PLAN

                      FINANCIAL STATEMENTS
                       December 31, 2001

                            CONTENTS

       Description                                    Page

INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . .  1

FINANCIAL STATEMENTS
  Statement of Net Assets Available for Benefits -
    December 31, 2001 and 2000. . . . . . . . . . . . . 2

  Statement of Changes in Net Assets Available for
    Benefits - Years Ended December 31, 2001, 2000
    and 1999. . . . . . . . . . . . . . . . . . . . . . 3

Notes to Financial Statements . . . . . . . . . . . .4-12

SUPPLEMENTARY INFORMATION
  Assets Held for Investment - December 31, 2001 . . . 13
  Assets Held for Investment - December 31, 2001. . .. 14



                   INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
Three Rivers Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Three Rivers Bancorp 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of each three years ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statement, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as, well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Three Rivers, Bancorp 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits, for each of the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2001 and 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Barnes, Saly & Company, LLP
Johnstown, Pennsylvania
June 4, 2002



             THREE RIVERS BANCORP 401(k) PLAN

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                December 31, 2001 and 2000

                                                                Participant Directed
                                                              --------------------------
                                                                 2001           2000
                                                              ----------     -----------
ASSETS
  Investments at fair value (Notes 1, 2 and 3):
    Investments in securities of participating employers
    (Note 4)
      Three Rivers Bancorp, Inc. common stock                 $  898,600     $  403,920

  Investments in securities of unaffiliated issuers and
  others
    Shares of registered investment companies                  4,725,279      4,630,038
    Ameriserv Financial, Inc common stock (formerly
      USBANCORP, Inc., Note 4)                                    86,112        101,146
      Notes Receivable                                           216,623        217,107
      Money Market                                               735,648        688,185
                                                              ----------     ----------
                                                              $6,662,262     $6,040,396
                                                              ----------     ----------

Receivables:
  Accrued investment income (Note 4)                          $   33,479     $   53,518

Cash                                                          $    4,029     $   24,597
                                                              ----------     ----------

          Total assets                                        $6,699,770     $6,118,511
                                                              ----------     ----------

LIABILITIES
  None                                                        $              $
                                                              ----------     ----------

_______________

          Net assets available for benefits                   $6,699,770     $6,118,511
                                                              ==========     ==========

See Notes to Financial Statements.



             THREE RIVERS BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
        Years Ended December 31, 2001, 2000, 1999

                                                          Participant Directed
                                                  --------------------------------------
                                                   2001           2000           1999
                                                ----------     ----------     ----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments (Note 3)             $   22,640     $ (433,952)    $   13,830
  Interest                                          45,948         57,342         44,205
  Dividends (Note 4)                               214,291        339,285        384,405
                                                ----------     ----------     ----------
                                                $  282,879     $  (37,325)    $  442,440
                                                ----------     -----------    ----------

Contributions:
  Participant (Note 7)                          $  472,044        514,604     $  697,359
  Employer                                         155,771        143,775        207,071
  Other                                                  0              0          3,265
                                                ----------     ----------     ----------
                                                $  627,815     $  658,379     $  907,695
                                                ----------     ----------     ----------
          Total additions                       $  910,694     $  621,054     $1,350,135

Deductions from net assets attributed to:
  Benefits paid to participants                 $  329,435     $  676,954     $  550,730
  Transfer of assets to another plan (Note 7)            0      1,054,803              0
                                                ----------     ----------     ----------
Total deductions                                $  329,435     $1,731,757     $  550,730
                                                ----------     ----------     ----------

          Net increase (decrease)               $  581,259    $(1,110,703)    $  799,405

Net assets available for benefits:
  Beginning of year                              6,118,511      7,229,214      6,429,809
                                                ----------     ----------     ----------

End of year                                     $6,699,770     $6,118,511     $7,229,214
                                                ==========     ==========     ==========

See Notes to Financial Statements.



             THREE RIVERS BANCORP 401(k) PLAN

               NOTES TO FINANCIAL STATEMENTS

NOTE 1:  PLAN DESCRIPTION

The following description of Three Rivers Bancorp 401(k) Plan
(the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan name was changed in April, 2001 from USBANCORP Western Region 401(k) Plan.

     General:

          The Plan is a defined contribution plan covering substantially all employees of Three Rivers Bank
          (Bank) which is a subsidiary of its bank holding company Three Rivers Bancorp, Inc. (Company). Prior to January 1, 2000 the Bank's principal subsidiary Standard Mortgage Corporation of Georgia employees were also covered (see Note 4). Effective October 10, 2001 employees shall be eligible to participate in the Plan upon attainment of age 18 with no service requirement. Prior to October 10, 2001 employees were eligible to participate in the Plan the January 1 or July 1 following the attainment of age 21 and completion of twelve months of continuing service with at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:

          The employer contributes a matching contribution equal to 50% of each participant's salary deferral contribution up to 6% of participant compensation.

          Additional amounts may be contributed as discretionary contributions at the option of the Company's board of directors. Participants may contribute from 1% to 20% of their compensation within the limits prescribed by the Internal Revenue Code.

     Participant Accounts:

          Each participant's account is credited with the participant's contribution and an allocation of
          (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant's earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Forfeited Accounts:

          At December 31, 2001 and 2000 forfeited nonvested accounts totaled $49,504 and $53,266 respectively.
          During the year 2001 $7,520.58 of forfeited nonvested monies were used as employer contributions.

     Vesting:

          Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer's matching and/or discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Effective October 10, 2001 a participant is 100% vested after 3 years of credited service. Prior to October 10, 2001 a participant was 100% vested after 5 years of credited
          service.   Automatic vesting applies for attainment of
          normal or early retirement age, disability during employment or death.

     Payment of Benefits:

          On termination of service, a participant with an account balance may elect to receive either a lump-sum amount equal to the value of his or her account or an annuity. The plan also provides for normal retirement benefits upon reaching age 65 and has provisions for deferred, surviving spouse, disability and early retirement benefits.

     Administrative Expenses:

          Certain administrative functions are performed by officers and employees of the Company and Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company and Bank.

     Investment Options:

          Upon enrollment in the Plan, a participant must direct
           their salary deferral and employer contributions in 5
          percent increments in one or more of twenty-two mutual
          funds, a money market fund, USBANCORP, Inc. common stock (prior to April 1, 2000) and Three Rivers Bancorp, Inc. common stock (see Note 4 for related party details).

          The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via phone access to Ameriserv Trust and Financial Services Company

          The Plan also includes participant notes. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 6.32 percent to 8.50 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting:

          The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition:

          The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year end. The Ameriserv Financial, Inc. common stock and Three Rivers Bancorp, Inc. common stock are valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     Estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

     Payment of Benefits:

          Benefits are recorded when paid.

NOTE 3:  INVESTMENTS

          The Plan's investments are participant directed. The following presents investments that represent
          5 percent or more of the Plan's net assets.

                                                                 December 31,
                                                                 ------------
                                                              2001           2000
                                                              ----           ----
Mutual funds:
Vanguard Short Term Federal, 71,577 shares                 $  750,132     $
SEI Short Duration Gov't, 76,094 shares                                      767,789
Fidelity Low Priced Stock, 19,122 and 17,420
  shares, respectively                                        524,328        402,751
Vanguard Institutional Index, 4,423 and 4,950 shares,
  respectively	                                                463,902        597,576
Fidelity Puritan, 30,425 and 31,295 shares,
  respectively	                                                537,608        589,283
Fidelity Magellan, 11,685 and 12,070 shares,
  respectively                                              1,217,857      1,439,931
Money market:
Goldman Sachs Prime Obligation                                735,648
Provident Fed Funds, money market                                            688,185
Common stock:
  Three Rivers Bancorp, Inc., 71,888 and 48,960
  shares, respectively                                        898,600        403,920

          During 2001, 2000 and 1999, the Plan's investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $22,640, $(433,952) and $13,830 respectively, as follows:

                                               2001           2000           1999
                                               ----           ----           ----
Mutual funds                                $(230,174)     $(291,734)     $ 321,229
Three Rivers Bancorp, Inc. common stock       241,729        (70,110)
Ameriserv Financial, Inc. common stock         11,085        (72,108)      (307,399)
                                            ---------      ---------      ---------
                                            $  22,640      $(433,952)     $  13,830
                                            =========      =========      =========

NOTE 4:  RELATED PARTY TRANSACTIONS

     Plan's Trustee:

          The Plan's investments are held by a bank-administered trust fund that until April 1, 2000 was an affiliate of the Plan sponsor. Ameriserv Trust and Financial Services Company (formerly USBANCORP Trust and Financial Services Company) has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

     Spin-Off:

          On April 1, 2000 USBANCORP, Inc. successfully completed the spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp, Inc. common stock for every two shares of USBANCORP, Inc. common stock. At that time Three Rivers Bancorp, Inc. (Company) became the holding company of Three Rivers Bank and became separate from and unrelated to USBANCORP, Inc.

          Also Standard Mortgage Company, a subsidiary of Three Rivers Bank, was internally spun-off from Three Rivers Bank to USBANCORP, Inc. prior to consummation of the Three Rivers Bank spin-off. See Note 7 for further details.

     Investment Activity:

          Effective April 1, 2000 one of the Plan's investment options is Three Rivers Bancorp, Inc. common stock which is the holding company of Three Rivers Bank (the Employer). The following is a summary of the investment activity of the Company common stock:

                                                             2001         2000
                                                             ----         ----
Market value at year end                                   $898,600     $403,920
Number of shares held at end of year                         71,888       48,960
Original cost at year end                                  $744,037     $495,894
Purchase price of shares in current year                   $303,496     $212,780
Number of shares purchased in current year                   28,420       24,379
Shares received in USBANCORP, Inc. spin-off                               27,755
USBANCORP, Inc. basis allocated to Three
  Rivers Bancorp, Inc. from spin-off                                     285,300
Sale price of shares in current year                       $ 50,545     $ 24,050
  Number of shares sold in current year                       5,492        3,174
  Realized gain (loss) on sales in current year            $ 33,703     $ (8,602)
  Unrealized gain (loss) in current year                   $208,026     $(61,508)
  Dividend income including accruals                       $ 30,393     $ 16,566
    Accrued dividend income                                $  8,582     $  5,799

          The above include the following Three Rivers Bancorp, Inc. common stock transactions that occurred in kind during the year ended December 31, 2000:

Shares distributed in kind                                    1,132
Fair value of shares distributed in kind                   $  7,777

          Prior to April 1, 2000 one of the Plan's investment options was USBANCORP, Inc. common stock. USBANCORP, Inc. was the holding company of Three Rivers Bank and Trust Company (the Employer). The following is a summary of the investment activity of USBANCORP, Inc. common stock:

Investment Activity:

                                                               1999
                                                               ----
Market value at year end                                     $ 472,538
Number of shares held at end of year                            40,216
Original cost at year end                                    $ 548,945

Purchase price of shares in current year                     $ 151,682
Number of shares purchased in current year                      10,101

Sale price of shares in current year                         $ 106,225
Number of shares sold in current year                            6,840
Realized gain (loss) on sales in current year                $ (29,123)
Unrealized gain (loss) in current year                       $(278,276)

Dividend income including accruals                           $  24,253
Accrued dividend income                                      $   5,753

NOTE 5:  INCOME TAX STATUS

Effective October 1, 2001 the Plan was amended to adopt a standardized form of a prototype plan. Certain eligibility requirements, vesting and a name change as described in Note 1 was incorporated into the prototype plan. The prototype plan received an opinion letter dated November 19, 2001 from the Internal Revenue Service as to the prototype plan's qualified status. The Plan Administrator plans to submit an application for determination for its adoption of such prototype plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 6:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7:  ROLLOVERS AND TRANSFER OF ASSETS TO ANOTHER PLAN

The following are participant rollovers as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years participant contribution.

     2001                                           $   45,474
     2000                                              115,043
     1999                                              100,114

Effective January 1, 2000 the Standard Mortgage Company employees were no longer eligible to participate in the Plan and commenced their own separate plan. On January 26, 2000 assets totaling $1,054,803 for 61 participants of Standard Mortgage Company were transferred from the Plan to a separate unrelated qualified plan due to the spin-off described in Note 4. The majority of the transfer was made in kind plus cash as follows:

     Mutual funds in kind                           $  940,397
     USBANCORP, Inc. common stock in kind               40,764
     Participant notes receivable in kind                5,977
     Cash from sale of money market fund                67,665
                                                    ----------
       Total transfer of assets to another plan     $1,054,803
                                                    ==========

NOTE 8:  RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL
         STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED
         ON FORM 5500

                                                               December 31,
                                                 ----------------------------------------
                                                    2001           2000           1999
                                                    ----           ----           ----
Net assets available for benefits as
presented in these financial statements          $6,699,770     $ 6,118,511     $7,229,214

Adjustments of:
  Benefits payable                                      -0-             -0-            -0-
                                                 ----------     -----------     ----------

Net assets available for benefits as
presented in Form 5500                           $6,699,770     $ 6,118,511     $7,229,214
                                                 ==========     ===========     ==========

Net increase (decrease) in net assets available
for benefits as presented in these financial
statements                                       $  581,259     $(1,110,703)    $  799,405

(Increase) decrease in benefits payable from
previous year                                         - 0 -           - 0 -         79,266
                                                 ----------     -----------     ==========

Net increase in net assets available
for benefits  as presented in Form 5500          $  581,259     $(1,110,703)    $  878,671
                                                 ==========     ===========     ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9:  RECLASSIFICATIONS

Due to the number of investment options for registered investment companies the "Statements of Net Assets Available for Benefits" indicates a combined total as opposed to the year 2000 statement which separately stated each registered investment company. There was no effect on the net assets available for benefits.

NOTE 10:  SUBSEQUENT EVENT

On May 7, 2002 Sky Financial Group, Inc and Three Rivers
Bancorp, Inc. announced the execution of a definitive agreement to merge the Company and Bank into Sky Financial. The effect this acquisition will have on the Plan has not been determined.



             THREE RIVERS BANCORP 401(k) PLAN

                ASSETS HELD FOR INVESTMENT
                     December 31, 2001

Investment Type                                                           Cost          Fair
  and Shares                  Description                                 Value         Value
---------------               -----------                                 -----         -----
Common Stock:
  17,940                 Ameriserv Financial, Inc.                      $  206,149    $   86,112
  71,888                 Three Rivers Bancorp, Inc.*                       744,037       898,600
                                                                        ----------    ----------
                              Total Common Stock                        $  950,186    $  984,712
Mutual Funds:
   2,389 shares          Clipper                                        $  194,779    $   99,572
  19,122 shares          Fidelity Low-Priced Stock                         436,946       524,328
  11,685 shares          Fidelity Magellan                               1,193,244     1,217,857
  30,425 shares          Fidelity Puritan                                  556,773       537,608
      37 shares          Franklin Biotechnology Discovery                    2,034         2,167
  14,306 shares          Franklin Mutual Beacon                            197,312       186,698
     110 shares          Goldman Sachs Global Income                         1,601         1,579
      16 shares          Goldman Sachs Research Select List                    107           109
     103 shares          Invesco Financial Services                          2,934         2,797
      73 shares          Legg Mason Value Trust                              3,959         3,672
      81 shares          Northern Technology                                 1,027         1,010
  13,888 shares          Pimco Total Return                                147,286       145,271
   3,157 shares          T. Rowe Price Equity Income                        78,041        74,657
  13,581 shares          Templeton Foreign                                 133,055       125,626
  11,472 shares          Tweedy, Browne Global Value                       227,929       212,585
  16,448 shares          Vanguard GNMA                                     170,694       170,730
     192 shares          Vanguard Health Care                               22,889        22,449
   4,423 shares          Vanguard Institutional Index                      524,161       463,902
  71,577 shares          Vanguard Short-Term Federal                       743,083       750,132
   5,061 shares          Vanguard Total Bond Market Index                   51,733        51,314
     243 shares          Vanguard US Growth                                 12,338        11,841
     504 shares          White Oak Growth Stock                             25,037        19,375
                                                                        ----------    ----------
                                   Total Mutual Funds                   $4,726,962    $4,725,279
                                                                        ----------    ----------

Money Market Fund:       Goldman Sachs Financial Prime Obligations      $  735,648    $  735,648
                                                                        ----------    ----------

Notes Receivable:        Participant loans, interest rates of 7.16
                         to 8.50%, maturity of 1 to 5 years,
                         payable in semi-monthly payments withheld
                         from participants payroll                      $  216,623    $  216,623
                                                                        ----------    ----------

                         Total Assets Held for Investment               $6,629,419    $6,662,262
                                                                        ==========    ==========

*Represents a party in interest.
See Notes to Financial Statements.



             THREE RIVERS BANCORP 401(k) PLAN

                ASSETS HELD FOR INVESTMENT
                     December 31, 2000

Investment Type                                                           Cost          Fair
  and Shares                  Description                                 Value         Value
---------------               -----------                                 -----         -----
Common Stock:
  23,799                 USBANCORP, Inc.                                $  286,672    $  101,146
  48,960                 Three Rivers Bancorp, Inc.*                       495,894       403,920
                                                                        ----------    ----------
                                   Total Common Stock                   $  782,566    $  505,066
Mutual Funds:
  76,094                 SEI Short Duration Government                  $  763,535    $  767,789
   2,961                 Federated Income Trust                             29,737        30,234
   7,940                 Columbia Fixed Income Securities                  103,444       102,983
  17,420                 Fidelity Low Priced Stock                         387,133       402,751
   4,950                 Vanguard Institutional Index                      599,427       597,576
   4,994                 Vanguard Windsor II                               139,240       135,826
  12,065                 Franklin Mutual Beacon                            166,921       161,433
  31,295                 Fidelity Puritan                                  573,698       589,283
   2,888                 T. Rowe Price Equity - Income                      72,394        71,235
  12,070                 Fidelity Magellan                               1,223,434     1,439,931
  15,145                 Templeton Foreign                                 149,647       156,600
   8,729                 Tweedy, Browne Global Value                       173,999       174,397
                                                                        ----------    ----------
                                   Total Mutual Funds                   $4,382,609    $4,630,038
                                                                        ----------    ----------

Money Market Fund:
                         Provident Fed Funds                            $  688,185    $  688,185
                                                                        ----------    ----------

Notes Receivable:        Participant loans, interest rates of 7.16
                         to 8.50%,  Maturity of 1 to 5 years,
                         payable in semi-monthly payments withheld
                         from participants payroll                      $  217,107    $  217,107
                                                                        ----------    ----------

                         Total Assets Held for Investment               $6,070,467    $6,040,396
                                                                        ==========    ==========

*Represents a party in interest.

See Notes to Financial Statements.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Three Rivers Bancorp 401K Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 26, 2002        Three Rivers Bancorp 401K Plan

						Ameriserv Trust and Financial
						Services Company, as Trustee


                             By /s/ Nicholas E. Debias, Jr.
							 Nicholas E. Debias, Jr.,
							 Vice President



                           Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company, LLP